SIMPSON THACHER & BARTLETT LLP
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FACSIMILE (212) 455-2502

VIA EDGAR	September 30, 2013

Re:                             Walter Energy, Inc.
Registration Statement on Form S-4

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Walter Energy, Inc., a Delaware corporation (the “Issuer”), and the additional registrants listed therein (collectively, the “Guarantors,” and together with the Issuer, the “Registrants”), we have submitted for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Issuer’s registration statement on Form S-4 (File No. 333-190799), (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offers to exchange (1) $500,000,000 aggregate principal amount of its 9.875% Senior Notes due 2020 (the “2020 Exchange Notes”) for any and all of its outstanding 9.875% Senior Notes due 2020, CUSIP numbers 93317Q AD7 and U9312C AA2 (the “2020 Outstanding Notes”), which were offered and sold in November 2012 in reliance upon Rule 144A and Regulation S under the Securities Act and (2) $450,000,000 aggregate principal amount of its 8.500% Senior Notes due 2021 (the “2021 Exchange Notes” and, together with the 2020 Exchange Notes, the “Exchange Notes”) for any and all of its outstanding 8.500% Senior Notes due 2021, CUSIP numbers 93317Q AE5 and U9312C AB0 (the “2021 Outstanding Notes” and, together with the 2020 Outstanding Notes, the “Outstanding Notes”), which were offered and sold in March 2013 in reliance upon Rule 144A and Regulation S under the Securities Act.

The Registrants are registering the exchange offers on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants have further authorized us to include the following representation to the Staff of the Commission:

1.             The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.             No broker-dealer has entered into any arrangement or understanding with the Registrant or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offers (through the exchange offers prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offers may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offers that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $129,580.00 has previously been deposited by wire transfer of same day funds to the Commission’s account at US Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Risë Norman at (212) 455- 3080 or Jeremy Barr (212) 455-2918.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP